RICHARD A. KRANTZ

Financial Centre
695 East Main Street
P.O. Box 10305
Stamford, CT 06904-2305
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts

March 9, 2006

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FuelCell Energy Inc.
Form 10-K for the year ended October 31, 2005
Filed January 17, 2006
File No. 001-14204

Dear Ms. Tillan:

This correspondence is in response to your letter dated February 10, 2006 to Joseph G. Mahler, Senior Vice-President and Chief Financial Officer of FuelCell Energy, Inc. (“FuelCell”). In that letter, you requested that FuelCell respond to your comments following a limited review of its Annual Report on Form 10-K filed on February 10, 2006. We will respond to the comments in the order presented.

Form 10-K for the year ended October 31, 2005

Financial Statements

Consolidated Balance Sheets, page 67

1.
The Staff referred to page 87 of the footnotes to the financial statements stating that if there is a fundamental change of control, a holder of Series B Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”) may require the Company to repurchase all or part of their Series B Preferred Stock. FuelCell advises the Staff that should such a fundamental change occur, FuelCell, at its option, may elect to pay the Fundamental Change Purchase Price in cash or in shares of Common Stock valued at a discount of 5% from the Market Price of the shares of Common Stock, or any combination thereof. This provision is described in the Certificate of Designation of the Series B Preferred Stock, which was filed as Exhibit 3.1.3 to the Registration Statement on Form S-1/A on March 14, 2005.

Ms. Kate Tillan
Securities and Exchange Commission
March 9, 2006

FuelCell has evaluated the accounting for, and the classification of, the Series B Preferred Stock under EITF Topic D-98 “Classification and Measurement of Redeemable Securities” (EITF D-98). The Scope of EITF D-98 (paragraph 2) states the following:

“Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.”

As noted above, the shares of Series B Preferred Stock are only redeemable in cash at the option of FuelCell (not the holder). FuelCell has no intent to redeem the Series B Preferred Stock in cash. It is FuelCell’s intent that the Series B Preferred Stock will eventually convert to common shares either through conversion or redemption upon a fundamental change. Given these facts, FuelCell believes that the Series B Preferred Stock is properly classified under the shareholders’ equity heading on the consolidated balance sheet.

In future filings, FuelCell will revise its disclosure of the Series B Preferred Stock to specifically disclose that upon a fundamental change, FuelCell, at its option, may elect to pay the Fundamental Change Purchase Price in cash or in shares of Common Stock valued at a discount of 5% from the Market Price of the shares of Common Stock, or any combination thereof.

2.
FuelCell acknowledges the Staff’s comments. In future filings, FuelCell will revise its description of “Preferred shares of subsidiary” to add that these shares are convertible into FuelCell common shares.

Ms. Kate Tillan
Securities and Exchange Commission
March 9, 2006

In addition, the Staff referred to Item 5-02-27 of Regulation S-X, which requires separate classification, not to be included under a general heading of stockholders equity, for “minority interests in consolidated subsidiaries.” FuelCell advises the Staff that it owns 100% of the voting equity in its Canadian subsidiary, FuelCell Energy, Ltd., the issuer of the Series I Preferred Shares, and there are no voting minority interest holders. FuelCell also advises the Staff that the Series 1 Preferred Shares are convertible into common stock at the option of FuelCell, and that these preferred shareholders do not share in either the earnings of FuelCell or FuelCell Energy, Ltd. Given these facts, FuelCell believes that there is no minority interest to be accounted for in the consolidated financial statements and that the classification of the preferred shares of its subsidiary is properly classified under the shareholders’ equity heading on the consolidated balance sheet.

The Staff also referred to Item 5-02-28 of Regulation S-X, which requires separate classification, not to be included under a general heading of stockholders equity, for “preferred stock subject to mandatory redemption requirements or whose redemption is outside the control of the issuer.” FuelCell advises the Staff that its Series I Preferred Shares are only convertible at the option of the holder into a number of our common shares and are not redeemable, at the option of the holder, for cash or other assets. FuelCell believes that its shares of Series I Preferred Shares do not fall within the Scope of EITF D-98 (paragraph 2), which refers to Rule 5-02.28 of Regulation S-X as requiring preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity. Based on that guidance, FuelCell believes that its Series I Preferred Shares are properly classified under the shareholders’ equity heading on the consolidated balance sheet.

Note 12. Shareholders’ Equity, page 85

Preferred Shares of Subsidiary, page 87

3.
FuelCell advises the Staff that it followed Statement of Financial Accounting Standard No. 141, “Business Combinations” (“SFAS 141”), in accounting for the Series I Preferred Shares issued in connection with its acquisition of Global Thermoelectric Inc. (“Global”). These shares were valued with the assistance of a valuation expert using the income approach to estimate the fair value of the securities based on expected future economic benefits. In applying this method, cash flows were estimated for the life of the securities and then discounted to present value to arrive at an indication of fair value. The amounts projected and then discounted include future dividend payments and conversion of the securities in 2020. Implicit in this valuation are certain assumptions regarding timing and payment of dividends and the ultimate conversion of the securities. FuelCell advises the Staff that it is accreting the value of the preferred shares over the life of the securities utilized in estimating future cash flows, which was assumed to be 2020.

Ms. Kate Tillan
Securities and Exchange Commission
March 9, 2006

4.	FuelCell advises the Staff of the following facts regarding the Global Series 2 non-voting Preferred Shares which were ultimately replaced by Series I Preferred Shares issued by FuelCell Energy, Ltd.

•	In November 2003, the Company acquired Global Thermoelectric Inc. (“Global”) which, at the time, was a publicly traded Canadian company.

•
At the time of acquisition, Global had 1,000,000 shares of Series 2 non-voting preferred outstanding which were convertible into Global common stock. With the acquisition by FuelCell, Global became a subsidiary of FuelCell and the Series 2 non-voting preferred shares became convertible into FuelCell common stock.

•
In conjunction with the November 2003 acquisition of Global, as described in response 3 above and disclosed in Note 3 and Note 12 to the consolidated financial statements, the Series 2 non-voting Preferred Shares were determined to have fair value at the time of approximately $9.1 million.

•
In May 2004, FuelCell sold Global and its generator product line. FuelCell retained certain assets and obligations of the Global which were transferred into FuelCell Energy, Ltd., another wholly owned subsidiary of FuelCell.

•
With the sale of Global, the Series 2 Preferred Shares were cancelled and replaced with equivalent Series I Preferred Shares issued by FuelCell Energy, Ltd. There were no changes to the conversion features or the term of the preferred shares in this transaction.

Ms. Kate Tillan
Securities and Exchange Commission
March 9, 2006

Given these facts, FuelCell views this exchange as solely a legal issue with no accounting consequences and no underlying change in the fair value initially determined when FuelCell acquired Global.

5.
FuelCell advises the Staff that future dividend requirements of the Series I Preferred Shares were incorporated into the initial determination of their fair value. The fair value was determined in accordance with SFAS 141, as discussed in response 3 above, using the income approach to estimate the future economic benefits. In applying this method, cash flows were estimated for the life of the securities and then discounted to present value to arrive at an indication of fair value. Accordingly, cumulative unpaid dividends have been accrued into the value of “Preferred shares of subsidiary” on FuelCell’s consolidated balance sheet.

FuelCell advises the Staff that it can pay, at its discretion, any dividends on the Series I Preferred Shares in the form of a dividend-in-kind payable in common shares or cash. This includes any cumulative unpaid dividends and interest, which at October 31, 2005 totaled approximately $3.5 million.

The Staff refers to Item 5-02-27 of Regulation S-X whereby amounts related to minority interests in consolidated subsidiaries are required to be classified separately from permanent equity on the consolidated balance sheet. FuelCell advises the Staff that it owns 100% of its Canadian subsidiary, FuelCell Energy, Ltd., the issuer of the Series I Preferred Shares, and there are no minority interest holders. Given this fact, FuelCell believes that the classification of its preferred shares of its subsidiary is properly classified under the shareholders’ equity heading on the consolidated balance sheet.

In future filings, FuelCell will clarify its disclosures of the Series I Preferred Shares to clearly indicate that accrued dividends are classified into “Preferred shares of subsidiary” and that such dividends are payable in shares of common stock or cash at the option of FuelCell.

Ms. Kate Tillan
Securities and Exchange Commission
March 9, 2006

Item 9A. Controls and Procedures, page 98

6.
FuelCell acknowledges the Staff’s comment and advises the Staff that its disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the Company’s periodic SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

In future filings, FuelCell will revise the language included in Item 9A, Controls and Procedures to read as follows:

“The Company maintains disclosure controls and procedures, which are designed to provide reasonable assurance that information required to be disclosed in the Company’s periodic SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were effective to provide a reasonable level of assurance in timely alerting them to material information required to be included in our periodic SEC reports.”

FuelCell further advises the Staff that it specifically stated in three instances in its Annual Report on Form 10-K for the fiscal year ended October 31, 2005, that its disclosure controls are designed to provide reasonable assurance and that excluding such disclosure from Item 9A was an oversight. A disclosure regarding the design of design controls is included in management’s annual report on internal control over financial reporting on page 98 of that Form 10-K as follows:

Ms. Kate Tillan
Securities and Exchange Commission
March 9, 2006

“The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes….”

FuelCell also included the following language within the CEO and CFO certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 at exhibits 31.1 and 31.2 on Form 10-K for the year ended October 31, 2005:

“Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;….”

Sincerely,

/s/ Richard A. Krantz
Richard A. Krantz

Cc: Joseph G. Mahler